John D. Charlton, P. Geo.

CONSENT

I hereby consent to the incorporation by reference in the registration statement of Ur-Energy Inc. on Form 40-F of the following reports: (i) Technical Report on the Gravel Hill, Screech and Eyeberry Properties together comprising the Thelon Project, dated February 25, 2005 with revisions on June 22, 2005 and October 20, 2005; and (ii) Technical Report on the Mountain Lake and Dismal West Properties together comprising the Hornby Project, dated January 31, 2005 with revisions on October 20, 2005, which are referenced in the Preliminary Short Form Prospectus dated April 23, 2007, the Final Short Form Prospectus dated May 1, 2007 and the Annual Information Form dated March 21, 2007 for the fiscal year ended December 31, 2006.

Dated December 28, 2007

/s/ John D. Charlton

John D. Charlton, P. Geo.